Mail Stop 3561

 					August 8, 2005



Mr. David Mendez
Chief Accounting Officer
PacifiCorp
825 N.E. Multnomah Street
Portland, OR 97232

	Re:	PacifiCorp
		Form 10-K for Fiscal Year Ended March 31, 2005
		Filed May 27, 2005
		File No. 1-5152

Dear Mr. Mendez:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended March 31, 2005

General
1. Where a comment below requests additional disclosures or other revisions to be made, these revisions should be included in your future filings, as applicable.

Consolidated Balance Sheets, page 65
2. Please explain to us why your allowance for doubtful accounts as a
percentage of accounts receivable decreased significantly from
9.9%
at March 31, 2004 to 3.96% at March 31, 2005. Additionally, please be detailed in explaining why write-offs for the past 3 years consistently exceed the provision for doubtful accounts.

Note 1 - Summary of Significant Accounting Policies, page 70
3. Please explain to us the reason for extending the life of certain computer software systems to reflect operational plans. In this regard, you may want to describe the nature of the operational plans necessitating a change. Further, advise whether such change affects the results of the utility operations. If not, explain the nature of the software subject to amortization.

Note 3 - Derivative Instruments, page 79
4. Please explain to us the rationale for changing to LIBOR in discounting your derivative portfolio. Assuming LIBOR is the appropriate index, explain why the change was made on September 30,
2004 as opposed to some other date. Please be specific as to the timeline of events that gave rise to such change. Lastly, it appears you treated this change as a change in estimate and accounted for it prospectively. Tell us why it does not constitute a change in principle. We may have further comment.
5. Please tell us what caused you to change your estimate from 3 to 6 years for periods covered by market quotes. We would expect that the ability to project further into the future arose over time. If this is not correct, then explain the specific one-time event that changed that ability. Otherwise, tell us why such change was not made as additional years became available over time rather than 3 years on March 31, 2005. Finally, given the significant downward adjustment in the fair value of non-trading contracts, please advise whether this calls into question the integrity of your modeling techniques for long-term contracts with no market quotes. We may have further comment.

Note 17 - Retirement Benefit Plans, page 95
6. Please explain to us how you calculate the market related value of plan assets as that term is defined in SFAS 87. Since there is an alternative to how you can calculate this item, and it has a direct effect on pension expense, we believe you should disclose how you determine this amount.


Item 9A. Controls and Procedures, page 106
7. We note your principal executive and financial officers concluded that your disclosure controls and procedures were effective, "in all material respects, in timely alerting management to material information relating to PacifiCorp and its consolidated subsidiaries required to be included in its periodic reports filed pursuant to the
Securities Exchange Act of 1934." Please also state, if true, whether the same officers concluded the controls and procedures were effective in "ensur[ing] that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer`s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure." See Exchange Act Rule 13a-
15(e). Further, we note that you concluded that your disclosure controls and procedures were effective in all material respects. Given this qualifying language, it remains unclear whether your principal executive officer and principal financial officer have concluded that your disclosure controls and procedures are effective.
Please revise your disclosure to state, in clear and unqualified language, the conclusions reached by your principal executive officer and your principal financial officer on the effectiveness of your disclosure controls and procedures. Please also confirm to us that removal of this qualifying language does not result in a change in your conclusion as to the effectiveness of disclosure controls and procedures as of the end of the period covered by this report.
8. We note that you made no disclosures regarding changes in internal control over financial reporting as required by Item 308(c) of Regulation S-K. Please confirm to us, if true, that there were no changes in your internal control over financial reporting during the last fiscal quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.

Exhibits 31.1 and 31.2

9. Please eliminate reference to the titles, principal executive officer and principal financial officer, in the introductory paragraph of the Section 302 certifications. Refer to Item
601(b)(31) of Regulation S-K.

*    *    *    *

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Staff Accountant Sarah Goldberg at (202)
551-
3340 if you have questions regarding comments on the financial statements and related matters.  Please contact me at (202) 551-
3849
with any other questions.

							Sincerely,


							Jim Allegretto
							Senior Assistant Chief
Accountant


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Mr. Mendez
PacifiCorp
August 8, 2005
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